Exhibit 1.01

Tower Semiconductor Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2014

This report for the year ended December 31, 2014 is presented to comply with Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 (the Rule) and Form SD thereunder.  The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.  In accordance with the instructions, and related guidance, to Form SD, this conflict minerals report has not been audited by an independent private sector auditor.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.  If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody and submit a conflict minerals report to the SEC that includes a description of those due diligence measures.

Design and Description of Conflict Minerals Diligence Program

Tower´s due diligence processes and efforts have utilized the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected And High-Risk Areas (Second Edition, 2013) (the “OECD Guidance”).  Consistent with the OECD Guidance, our due diligence in respect of 2014 consisted of a five-step process. Moreover, Tower has taken additional measures in furtherance of our conflict minerals compliance program and pursuant to the OECD Guidance.

Summarized below are the principles of our conflict minerals diligence program:

(i)	Establishment of Strong Company Management Systems

We have communicated our conflict minerals policy to our suppliers. This policy is also publicly available on our company website at www.towerjazz.com/cm_policy.html.  We have adopted the EICC-GeSI Conflict Free Smelter program (described below) as a compliance standard for our due diligence.  We have implemented a reasonable country of origin inquiry process.  All responses from suppliers are recorded and stored in an electronic database.

(ii)	Identification and Assessment of Risk in the Supply Chain

For due diligence purposes, we have adopted the processes and protocols of the Conflict Free Smelter Program. All conflict minerals “necessary to the functionality of the products” have been identified and the suppliers of those conflict minerals have been identified and certain smelter data has been collected from them.

We conducted a survey of our active suppliers using the template developed jointly by the companies of EICC® and GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

Following the initial distribution of the Template to our suppliers, we followed up through telephone calls with suppliers who did not respond to our initial request until all responses were received and also followed up with our direct suppliers to obtain clarifications or additional information where needed. We received a completed Template from all of our direct suppliers. We then compared the smelters or refiners identified by our suppliers in their completed Templates against the list of facilities on the CFSI website to determine which of the smelters and refiners identified by our suppliers have received a “compliant” designation from the Conflict Free Smelter Program.

(iii)	Formulation and Implementation of a Strategy to Respond to Identified Risks

We implemented a plan to report conflict minerals findings to Tower’s Expert Materials Quality Engineer.  Tower’s Expert Materials Quality Engineer is responsible for collecting all relevant data and formulating a proposed corporate strategy that should be implemented to address any risks identified from review of said data.

A process has been adopted to aggregate and update the list of smelters relevant to our necessary conflict minerals procured from our suppliers. Furthermore, a process has been adopted to review supplier responses, follow up with delinquent suppliers (if applicable), and update supplier information.  We require all of our suppliers to complete EICC-GeSI declarations as part of becoming an approved supplier to Tower.

We have taken, and continue to take, steps to manage risks, including:

-	engaging with suppliers to obtain current, accurate and complete information about the suppliers’ supply chains;
-	encouraging suppliers to implement responsible sourcing and asking suppliers to encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and
-	taking part in industry initiatives promoting “conflict-free” supply chains.

We also employ an escalation process whereby we promptly engage directly with suppliers upon obtaining any information that may indicate that such suppliers may be sourcing necessary conflict minerals from any of the Covered Countries. Steps evaluated by the Company in such instances may include requiring a contracted supplier or manufacturer to find an alternative source for the necessary conflict minerals for use in products or components supplied to the Company, or, if appropriate in light of all relevant factors, seeking an alternate source of supply for products that contain the necessary conflict minerals and suspending or terminating a contractual relationship with such supplier or manufacturer.

(iv)	Support for the Development and Implementation of Independent Third Party Audits of Smelters’ and Refiners’ sourcing

Tower does not have a direct relationship with the smelters and refiners in our supply chain, nor do we perform direct audits of the entities that provide our supply chain with any necessary conflict minerals. However, we do rely upon industry efforts (for example, EICC and CFSI) to influence smelters and refineries to get audited and certified through CFSI's CFS program.

(v)	Report on Supply Chain Due Diligence

This report is available on our website at http://www.towerjazz.com/cm_policy.html and has also been filed with the SEC.

Results of our Due Diligence Measures

Inherent Limitations on Due Diligence Measures

Our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals.  Our due diligence processes are based on the data received from our direct suppliers which in turn is based on information received by those suppliers seeking similar data within their supply chains to identify the original sources of the necessary conflict minerals.  We also rely, to a large extent, on information collected through CFSI's CFS program.  Such sources of information may yield inaccurate or incomplete information.

Supplier Chain Survey Responses

All of our direct suppliers of necessary conflict minerals for our manufactured products provided a response to our supply chain survey.

The origin of the necessary conflict minerals cannot be determined with certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners may act as consolidating points for the conflict minerals and may not have full visibility of the origin of the minerals. Two of our suppliers indicated that their supply chain includes smelters or refiners sourcing from the Covered Countries; however, these suppliers confirmed that each of these smelters and refiners has been certified as “conflict-free” by an internationally-recognized validation scheme for 3TG smelters and refiners or have provided documentation to the supplier that they use recycled or scrap sources.

 Table 1 below lists the facilities identified by our direct suppliers which, to the extent known, may have processed the necessary conflict minerals used in the materials supplied to us for use in our products. All of the below listed facilities have received a “conflict free smelter” designation from an independent third party audit program as of April 25, 2015.

Metal	Smelter or Refiner Facility Name	Country
Tantalum	H.C. Starck Co., Ltd.	Thailand
	H.C. Starck GmbH Goslar	Germany
	H.C. Starck GmbH Laufenburg	Germany
	H.C. Starck Hermsdorf GmbH	Germany
	H.C. Starck Inc.	United States
	H.C. Starck Ltd.	Japan
	H.C. Starck Smelting GmbH & Co.KG	Germany
	Global Advanced Metals Boyertown	United States
	Ningxia Orient Tantalum Industry Co., Ltd.	China
	Ulba Metallurgical Plant JSC	KAZAKHSTAN
Tungsten	Global Tungsten & Powders Corp.	USA

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2015, we are continuing to engage in the diligence process described above.  We will also continue to attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program and will take measures as needed to address any potential risks that are identified through these due diligence efforts.